SAMSON OIL & GAS TO PRESENT AT THE IPAA OGIS CONFERENCE

Denver 1400 hours February 2nd, 2011, Perth 7000 hours, February 3rd, 2011

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) is presenting to the delegates attending the Independent Petroleum Association of America OGIS being held in Florida later this week.

Samson’s presentation is scheduled for 0900 hours EST (USA) Thursday February 3rd, which is 0300 hours EST (Australia) Friday February 4th.

The presentation will be made available on our website www.samsonoilandgas.com, and the presentation is being webcast and is available at

www.investorcalendar.com/IC/CEPage.asp?ID=163073&CID=

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 318 thousand options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$2.65 per ADS on February 2nd, 2011 the company has a current market capitalization of approximately US$256.1 million.  Correspondingly, based on the ASX closing price of A$0.125 on February 2nd, 2011, the company has a current market capitalization of A$243.1 million. The options have been valued at their closing price of A$0.105 on February 2nd, 2011 and translated to US$ at the current exchange of 1.0125 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact Terry Barr CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at ..sec.gov/edgar/searchedgar/webusers.htm.